SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

VOTING DISTANCE BALLOT

EGM - CENTRAIS ELET BRAS S.A. – ELETROBRAS - JULY 30, 2018

Name
Shareholder CNPJ or CPF (Identification)
E-mail

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Bookkeeping Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Bookkeeping Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Bookkeeping Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) The Bookkeeping Agent of the shares issued by the Company (Banco Bradesco S/A);

(ii) The Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

(iii) To the Company, directly.

The Banco Bradesco S.A., as the Bookkeeping Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Bookkeeping Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the documentation required to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Avenida Presidente Vargas, 409, Center, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the bookkeeping service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A. Stock and Custody Department

4010.acecustodia@bradesco.com.br

Adressed to Mr. Carlos Augusto Dias Pereira

Address: Núcleo Cidade de Deus, Prédio Amarelo, 2nd floor, Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Banco Bradesco S.A. 4010/Departamento de Ações e Custódia Escrituração de Ativos 4010.acoes@bradesco.com.br

Carlos Augusto Dias Pereira

Endereço: Cidade de Deus, s/nº, Vila Yara, Osasco, SP CEP: 06029-900 Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Extraordinary General Meeting

Simple Deliberation

1.        To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

2.        To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

3.        To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

4.        To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

5.        To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

6.        To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

7.        To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

8.        To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Minister of State for Planning, Development and Management, who resigned;

 WALTER BAERE DE ARAÚJO FILHO

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

9.        To elect 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

EDUARDO COUTINHO GUERRA and MÁRCIO LEÃO COELHO

[   ] Approve [   ] Reject [   ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Phone Number:                                                                                                                     _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.